SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2010

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA FINANCIERA Y AGROPECUARIA

(Exact name of Registrant as specified in its charter)

CRESUD INC.

(Translation of registrant’s name into English)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno 877, 23rd Floor, (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

CRESUD S.A.C.I.F. and A

(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the letter dated May 12, 2010 with the report for the nine-month period ended on March 31, 2010 and March 31, 2009 filed with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

By letter dated May 12, 2010, the Company filed the report for the nine-month period ended on March 31, 2010 and March 31, 2009 as requested by Section 63 of the Bolsa de Comercio de Buenos Aires rules. The result of such period reflects:

	03-31-10 In Thousand Ps.	03-31-09 In Thousand Ps.
1- Period Result
Ordinary	184,657	4,671
Extraordinary		—
Period Profit	184,657	4,671

2- Net Worth Composition

Outstanding Shares	496,559	474,811
Treasury Shares	5,001	26,728
Subscribed Capital	501,560	501,539
Comprehensive Capital Adjustment – Outstanding shares	164,561	157,360
Comprehensive Capital Adjustment – Treasury Shares	1,657	8,858
Premium on Shares	879,325	869,218
Technical revaluation	—	—
Legal Reserve	23,023	16,792
Reserve for new projects	143,928	158,744
Retained earnings	186,934	(55,289)
Temporary conversion difference	63,820	1,270
Total Net Worth	1,964,808	1,668,492

In accordance with the Article o), Section 63 of the above referenced rules, the Company informed that as of the end of the Financial Statements period the authorized capital of the Company is Ps. 501,559,427. Its share composition is divided in 501,559,427 of non endorsable registered common stock of face value Ps. 1 each, and with right to 1 vote each.

The principal shareholder is Inversiones Financieras del Sur S.A. with 186,341,879 shares, which represent 37.15% of the issued authorized outstanding capital.

As of March 31, 2010 the amount of 310,216,794 non endorsable common stock of nominal value Ps.1 each and one (1) vote each are not held by the principal shareholders, which represents 61.85% of the issued authorized outstanding capital.

After the allocation of the treasury shares made on November 23, 2009 the amount of 5,000,754 shares were held in our portfolio as treasury shares as of March 31, 2010, which represented 1.00% of the subscribed capital stock of the Company.

On March 2008, the Company increased its share capital in 180 million shares. Each shareholder received, for each share subscribed, free of charge one warrant to purchase 0,33333333 new shares at a price of US$ 1.68 for every share to be purchased. As a consequence of the pro rata allotment of the treasury shares among the shareholders, dated November 23,

2009, the terms and conditions of such warrants have been modified; accordingly the ratio after the allotment per option is 0.35100598, and the current price after the allotment is U$S1.5954. The warrants will expire on May 22, 2015 and are traded on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the NASDAQ, under the symbol “CRESW”.

If the warrant’s holders exercise all the outstanding warrants, the outstanding shares would increase up to 563,915,286. If Inversiones Financieras del Sur S.A. and all the remaining holders of the warrants exercised all their warrants, the holding of Inversiones Financieras del Sur S.A. would increase in 29,411,671 shares, which would represent a stake of 38.26%, of the issued and authorized outstanding capital and a total amount of 215,753,550 shares.

Please find below the main highlights of the nine-month period:

•	Net income amounted to Ps. 184.7 million, compared to Ps. 4.7 million in the same period of the previous year.

•

Operating income for the nine-month period of this fiscal year was Ps. 416.6 million, composed of a Ps. 384.0 million income from IRSA’s segments and a Ps. 32.6 million income from Cresud’s agribusiness segments, which had recorded a loss of Ps. 28.3 million in the same period of the previous fiscal year.

•	Rises in the prices of beef cattle and improved weather conditions for agricultural production have underpinned the increase in our agribusiness operating income during this fiscal year.

•	We continue our expansion plan in Brazil, as reflected by our agreement to purchase Tarpon’s equity interest in BrasilAgro.

•	IRSA: Its real estate business segments have shown a sound year-on-year performance.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

CRESUD SOCIEDAD ANONIMA COMERCIAL INMOBILIARIA

FINANCIERA Y AGROPECUARIA

By:	/S/ Saúl Zang
Name:	Saúl Zang
Title:	Vice Chairman of the Board of Directors

Dated: May 12, 2010.